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                                                                 EXHIBIT (a)(19)

          FORM OF E-MAIL LETTER FROM REDBACK TO ELIGIBLE EMPLOYEES,
                          AS SENT ON OCTOBER 4, 2001


From:   Tom Cronan, General Counsel

Date:   Thursday, October 4, 2001

Subject:   Voluntary Replacement Program


      As you know, Redback has announced that we will do a restructuring in October 2001, and Redback would like to take this opportunity to answer some of the questions that you may have about how a reduction in force would effect Redback's voluntary stock option replacement program. The deadline to participate in the replacement program is still 9:00 p.m. Pacific Time on October 12, 2001. Please note that we are filing a copy of this e-mail with the Securities Exchange Commission in connection with the replacement program.

Q1: Will the reduction in force that Redback has planned for October 2001 cause a delay in the expiration date of the voluntary stock option replacement program or cause any eligible employees to lose eligibility to participate in the offer to replace?

A1: No. Subject to the terms and conditions of the offer to replace, the offer is still currently scheduled to expire on October 12, 2001 and we will cancel and replace all validly tendered options promptly on the first business day following the expiration date. We expect to cancel and replace all validly tendered options on October 15, 2001. The terms and conditions of the offer remain the same.

Q2: Is there new information related to Redback that has arisen since the offer to replace was filed?

A2: On September 27th, Redback announced that we expect revenue in the current fiscal quarter ending September 30, 2001 will be approximately $35 to $40 million. Redback will be taking near term actions to significantly reduce its cost structure. These proposed actions will likely result in charges for excess inventory and commitments, goodwill and other asset impairment and restructuring, including the reduction in force. The risks of the offer detailed in the offering documents that you have previously received remain essentially the same. You should consider, however, the effects of the reduction in force and our other cost cutting measures in your assessment of the risks related to the offer and in your decision of whether to participate in the offer. For example, the reduction in force and our other cost cutting measures may affect our stock price, which may impact the value of the offer to you.

Q3: If I elect to have my eligible stock options replaced through the voluntary stock option replacement program and I am affected by the reduction in force, how will this affect the New Options that I receive pursuant to the offer? Will I still be eligible to participate in the program?

A3: If you have options eligible to replace in the offer, you may still participate in the program and have your eligible options replaced with New Options, under the terms of the program. As mentioned above, if you are affected by the reduction in force you should evaluate the offer in light of your particular situation. If you elect to participate in the offer and your employment with Redback is
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      terminated as part of the reduction in force, your new options will still be granted on October 15, 2001 and you will have up to ninety days after your termination date to exercise any vested shares. Remember, the vesting start date for the New Options remains August 8, 2001, which means that your New Options may have a limited amount of vesting through your employment termination date if your employment with Redback is terminated. Of course, if you want to participate in the program, you will need to return your Election Form to Stock Administration no later than 9:00 p.m. Pacific Time on October 12, 2001, as specified in the offering documents that you previously received.

Q4: Can I change my mind and withdraw my options from the program? Can I change my Election Form and only replace some of my eligible options?

A4: Yes, if you no longer want to participate in the offer to replace and you have already turned in your Election Form, you may withdraw your Election Form at any time prior to 9:00 p.m. Pacific Time on October 12, 2001 by submitting a new Election Form or the Notice to Withdraw from the Offer that you previously received. If you need new forms, please contact Stock Administration as indicated below.

      Once again, if you have any questions about the replacement program, please do not hesitate to contact Cathi Fox at telephone number (408) 382-8660 or Kim Gonsalves at telephone number (408) 571-5113 in Stock Administration at Redback Networks Inc., 250 Holger Way, San Jose, CA 95134 USA, or via email at
<mailto:stock@redback.com> stock@redback.com.